SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549
                  ----------------------------------


                              FORM 11-K


    |X|  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

         For the fiscal year ended December 31, 1998

                                or

    |_|  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
         THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

         For the transition period from   ___________________

                       Commission file number 1-2360

                       IBM TAX DEFERRED SAVINGS PLAN
                       -----------------------------
                         (Full title of the plan)

                   Director of Compensation & Benefits
                      Capital Accumulation Programs
                                   IBM
                            North Castle Drive
                          Armonk, New York 10504
                   -------------------------------------
                           (Address of the plan)

                INTERNATIONAL BUSINESS MACHINES CORPORATION
                -------------------------------------------
       (Name of issuer of the securities held pursuant to the plan)

                             New Orchard Road

                          Armonk, New York 10504
                          ----------------------
             (Address of issuer's principal executive office)

                          REQUIRED INFORMATION

                                                                   Page
                                                                   ----

Consent of Independent Accountants                                   3
Report of Independent Accountants                                    4

Financial Statements:

Statements of Net Assets Available for Plan Benefits, with Fund
  Information, as of December 31, 1998 and December 31, 1997         5
Statement of Changes in Net Assets Available for Plan
  Benefits, with Fund Information, for the year ended
  December 31, 1998                                                  9
Notes to Financial Statements                                       11

Supplementary Schedules:

Schedule I  - Item 27a - Assets Held for Investment Purposes
  at December 31, 1998                                              31
Schedule II - Item 27d - Schedule of Reportable Transactions        34

                             SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                      IBM TAX DEFERRED SAVINGS PLAN


Dated June 29, 1999                   By:        M. Loughridge
                                         -------------------------------
                                         (Vice President and Controller)

                       CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (333-09055) of the IBM Tax Deferred Savings Plan of our report dated June 18, 1999 appearing on page 4 of this Annual Report on Form 11-K for the year ended December 31, 1998.


PricewaterhouseCoopers LLP

1301 Avenue of the Americas
New York, NY 10019
June 18, 1999

                    REPORT OF INDEPENDENT ACCOUNTANTS


To the Members of the International Business Machines Corporation (IBM) Retirement Plans Committee and the Participants of the IBM Tax Deferred Savings Plan

In our opinion, the financial statements as referenced in the Required Information Section on page 2, present fairly, in all material respects, the net assets available for plan benefits of the IBM Tax Deferred Savings Plan at December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The fund information in the statements of net assets available for plan benefits, with fund information and the statement of changes in net assets available for plan benefits, with fund information is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. Schedules I and II and the fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PricewaterhouseCoopers LLP

1301 Avenue of the Americas
New York, NY  10019
June 18, 1999

                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                          IBM TAX DEFERRED SAVINGS PLAN
   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                             AS OF DECEMBER 31, 1998
                             (Dollars in thousands)

                                                  Large      Small                                    Total     Income  Conserv.
                                       Money    Company    Company        IBM     Stable    Int'l.     Bond  Plus Life      Life
                                      Market      Index      Stock      Stock      Value     Stock   Market   Strategy  Strategy
                                        Fund       Fund       Fund       Fund     Fund *      Fund     Fund       Fund      Fund
                                     -------  ---------  ---------    -------  ---------  --------  -------  ---------  --------

Assets:
Investments at fair value:

  Interest in equity-oriented
   pooled funds
   (cost: $5,265,798)                         6,094,776  2,199,180                         541,312              16,603    85,787
  Interest in short-term investment-
   oriented pooled funds
   (cost: $721,074)                  476,372                           41,007    203,695
  Investment contracts, at contract
   value (cost: $4,004,246)                                                    3,562,674                        61,909   106,714
  Interest in bond market-oriented
   pooled funds (cost: $436,740)                                                                    222,431      4,129    21,354
  IBM Common Stock (cost: $960,659)                                 2,026,038
                                     -------  ---------  ---------  ---------  ---------  --------  -------  ---------  --------
    Total investments                476,372  6,094,776  2,199,180  2,067,045  3,766,369   541,312  222,431     82,641   213,855

Income and sales proceeds receivable   2,899         11        (23)                  161         3
Loans receivable
                                     -------  ---------  ---------  ---------  ---------  --------  -------  ---------  --------
    Total assets                     479,271  6,094,787  2,199,157  2,067,045  3,766,530   541,315  222,431     82,641   213,855

Liabilities:

Expenses payable                           6         13          5         31        162         3        1          4         1
Investments purchased                                                   9,552
                                     -------  ---------  ---------  ---------  ---------  --------  -------  ---------  --------
    Total liabilities                      6         13          5      9,583        162         3        1          4         1
                                     -------  ---------  ---------  ---------  ---------  --------  -------  ---------  --------
Net assets available for plan
       benefits                      479,265  6,094,774  2,199,152  2,057,462  3,766,368   541,312  222,430     82,637   213,854
                                     =======  =========  =========  =========  =========  ========  =======  =========  ========

* Formerly Fixed Income Fund, renamed Stable Value Fund effective February 1, 1999.

The accompanying notes are an integral part of this financial statement.

                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                          IBM TAX DEFERRED SAVINGS PLAN
              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                       WITH FUND INFORMATION (CONTINUED)
                             AS OF DECEMBER 31, 1998
                             (Dollars in thousands)

                                       Moderate  Aggressive
                                           Life        Life
                                       Strategy    Strategy     Loan
                                           Fund        Fund     Fund       Total
                                      ---------  ----------  -------  ----------

Assets:
Investments at fair value:

  Interest in equity-oriented
   pooled funds
   (cost: $5,265,798)                   658,433     297,559            9,893,650
  Interest in short-term investment-
   oriented pooled funds
   (cost: $721,074)                                                      721,074
  Investment contracts, at contract
   value (cost: $4,004,246)             272,949                        4,004,246
  Interest in bond market-oriented
   pooled funds (cost: $436,740)        163,851      74,041              485,806
  IBM Common Stock (cost: $960,659)                                    2,026,038
                                      ---------  ----------  -------  ----------
    Total investments                 1,095,233     371,600           17,130,814

Income and sales proceeds receivable          4           1                3,056
Loans receivable                                             301,706     301,706
                                      ---------  ----------  -------  ----------
    Total assets                      1,095,237     371,601  301,706  17,435,576

Liabilities:

Expenses payable                                                             226
Investments purchased                                                      9,552

                                      ---------  ----------  -------  ----------
    Total liabilities                                                      9,778
                                      ---------  ----------  -------  ----------
Net assets available for plan
       benefits                       1,095,237     371,601  301,706  17,425,798
                                      =========  ==========  =======  ==========

The accompanying notes are an integral part of this financial statement.

                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                          IBM TAX DEFERRED SAVINGS PLAN
   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                             AS OF DECEMBER 31, 1997
                             (Dollars in thousands)

                                                   Large      Small                                   Total     Income  Conserv.
                                        Money    Company    Company        IBM     Stable    Int'l.     Bond  Plus Life      Life
                                       Market      Index      Stock      Stock      Value     Stock   Market   Strategy  Strategy
                                         Fund       Fund       Fund       Fund     Fund *      Fund     Fund       Fund      Fund
                                      -------  ---------  ---------    -------  ---------  --------  -------  ---------  --------

Assets:
Investments at fair value:

  Interest in equity-oriented
   pooled funds
   (cost: $4,903,380)                          4,720,581  2,213,371                         477,478               8,622    53,312
  Interest in short-term investment-
   oriented pooled funds
   (cost: $473,795)                   388,264                           16,701     68,830
  Investment contracts, at contract
   value (cost: $3,613,269)                                                     3,294,271                        32,309    66,601
  Interest in bond market-oriented
   pooled funds (cost: $263,616)                                                                      94,926      2,159    13,354
  IBM Common Stock (cost: $722,242)                                  1,210,202
                                      -------  ---------  ---------  ---------  ---------  --------  -------  ---------  --------
    Total investments                 388,264  4,720,581  2,213,371  1,226,903  3,363,101   477,478   94,926     43,090   133,267

Income and sales proceeds receivable    1,670          5                              139         1
Contributions receivable                   32          5          5                   111         4
Loans receivable
Transfers receivable (payable)             (2)        (5)        (2)       (12)      (141)       (1)
                                      -------  ---------  ---------  ---------  ---------  --------  -------  ---------  --------
    Total assets                      389,964  4,720,586  2,213,374  1,226,891  3,363,210   477,482   94,926     43,090   133,267

Liabilities:

Investments purchased                                                    1,512
                                      -------  ---------  ---------  ---------  ---------  --------  -------  ---------  --------
    Total liabilities                                                    1,512
                                      -------  ---------  ---------  ---------  ---------  --------  -------  ---------  --------
Net assets available for plan
       benefits                       389,964  4,720,586  2,213,374  1,225,379  3,363,210   477,482   94,926     43,090   133,267
                                      =======  =========  =========  =========  =========  ========  =======  =========  ========

* Formerly Fixed Income Fund, renamed Stable Value Fund effective February 1, 1999.

The accompanying notes are an integral part of this financial statement.

                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                          IBM TAX DEFERRED SAVINGS PLAN
              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                       WITH FUND INFORMATION (CONTINUED)
                             AS OF DECEMBER 31, 1997
                             (Dollars in thousands)

                                       Moderate  Aggressive
                                           Life        Life
                                       Strategy    Strategy     Loan
                                           Fund        Fund     Fund       Total
                                      ---------  ----------  -------  ----------

Assets:
Investments at fair value:

  Interest in equity-oriented
   pooled funds
   (cost: $4,903,380)                   528,551     185,163            8,187,078
  Interest in short-term investment-
   oriented pooled funds
   (cost: $473,795)                                                      473,795
  Investment contracts, at contract
   value (cost: $3,613,269)             220,088                        3,613,269
  Interest in bond market-oriented
   pooled funds (cost: $263,616)        132,387      46,376              289,202
  IBM Common Stock (cost: $722,242)                                    1,210,202
                                      ---------  ----------  -------  ----------
    Total investments                   881,026     231,539           13,773,546

Income and sales proceeds receivable          1           1                1,817
Contributions receivable                      3                              160
Loans receivable                                             291,561     291,561
Transfers receivable (payable)               (1)         (1)     165
                                      ---------  ----------  -------  ----------
    Total assets                        881,029     231,539  291,726  14,067,084

Liabilities:

Investments purchased                                                      1,512
                                      ---------  ----------  -------  ----------
    Total liabilities                                                      1,512
                                      ---------  ----------  -------  ----------
Net assets available for plan
       benefits                         881,029     231,539  291,726  14,065,572
                                      =========  ==========  =======  ==========

The accompanying notes are an integral part of this financial statement.

                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                          IBM TAX DEFERRED SAVINGS PLAN
                       STATEMENT OF CHANGES IN NET ASSETS
               AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                             (Dollars in thousands)

                                                                                                 Total     Income  Conserv.
                                  Money   Large Co.  Small Co.      IBM      Stable    Int'l      Bond  Plus Life      Life
                                 Market      Index      Stock      Stock      Value    Stock    Market   Strategy  Strategy
                                   Fund       Fund       Fund       Fund     Fund *     Fund      Fund       Fund      Fund
                                -------  ---------  ---------  ---------  ---------  -------  --------  ---------  --------
Additions:
  Participant contributions      45,769    253,706    159,704     85,717    112,785   46,836    15,199      1,782     5,047
  Employer contributions         16,247     77,734     49,039     25,879     35,757   14,269     4,411        413     1,317
  Participant loan repayments     8,768     58,941     32,704     24,104     44,133    7,312     2,345        492     1,055
  Participant directed transfer
    of investments, net          28,151    (95,163)  (308,889)   (84,646)   236,427  (49,388)  102,289     34,522    62,805
                                -------  ---------  ---------  ---------  ---------  -------  --------  ---------  --------
  Total contributions
    and transfers                98,935    295,218    (67,442)    51,054    429,102   19,029   124,244     37,209    70,224
                                -------  ---------  ---------  ---------  ---------  -------  --------  ---------  --------
  Transfers from other
    benefits plans, net          15,961      3,484      1,014      3,777       (143)     519       274         15       171
  Interest and dividend
    income from investments      24,267        531        265     10,186    220,874      109        16      4,816     9,323
  Unrealized and realized gain
    (loss) on investments, net           1,340,790    157,367    846,159              69,573    11,891      1,531    12,484
                                -------  ---------  ---------  ---------  ---------  -------  --------  ---------  --------
     Total additions            139,163  1,640,023     91,204    911,176    649,833   89,230   136,425     43,571    92,202
                                -------  ---------  ---------  ---------  ---------  -------  --------  ---------  --------
Reductions:
  Distributions to participants  37,118    206,592     77,052     51,942    189,145   18,889     6,899      3,210    10,114
  Loans to participants          12,131     55,182     26,486     26,239     52,606    5,705     1,857        723     1,280
  Administrative expenses           613      4,061      1,888        912      4,924      806       165         91       221
                                -------  ---------  ---------  ---------  ---------  -------  --------  ---------  --------
  Total reductions               49,862    265,835    105,426     79,093    246,675   25,400     8,921      4,024    11,615
                                -------  ---------  ---------  ---------  ---------  -------  --------  ---------  --------
  Increase (decrease) in net
    assets during the year       89,301  1,374,188    (14,222)   832,083    403,158   63,830   127,504     39,547    80,587
  Net assets available for plan
    benefits:
    Beginning of year           389,964  4,720,586  2,213,374  1,225,379  3,363,210  477,482    94,926     43,090   133,267
                                -------  ---------  ---------  ---------  ---------  -------  --------  ---------  --------
    End of year                 479,265  6,094,774  2,199,152  2,057,462  3,766,368  541,312   222,430     82,637   213,854
                                =======  =========  =========  =========  =========  =======  ========  =========  ========

* Formerly Fixed Income Fund, renamed Stable Value Fund effective February 1, 1999.

The accompanying notes are an integral part of this financial statement.

                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                          IBM TAX DEFERRED SAVINGS PLAN
                       STATEMENT OF CHANGES IN NET ASSETS
         AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION (CONTINUED)
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                             (Dollars in thousands)

                                       Moderate  Aggressive
                                           Life        Life
                                       Strategy    Strategy     Loan
                                           Fund        Fund     Fund       Total
                                      ---------  ----------  -------  ----------
Additions:
  Participant contributions              68,741      29,605        2     824,893
  Employer contributions                 20,825       8,019              253,910
  Participant loan repayments            12,911       6,165 (198,930)
  Participant directed transfer
    of investments, net                  13,577      60,315
                                      ---------  ----------  -------  ----------
  Total contributions
    and transfers                       116,054     104,104 (198,928)  1,078,803
                                      ---------  ----------  -------  ----------
  Transfers from other
    benefits plans, net                     708         706      793      27,279
  Interest and dividend
    income from investments              35,528          23   28,070     334,008
  Unrealized and realized gain
    (loss) on investments, net          110,374      50,497            2,600,666
                                      ---------  ----------  -------  ----------
     Total additions                    262,664     155,330 (170,065)  4,040,756
                                      ---------  ----------  -------  ----------
Reductions:
  Distributions to participants          36,771       9,453   17,146     664,331
  Loans to participants                  10,547       5,506 (198,262)
  Administrative expenses                 1,138         309    1,071      16,199
                                      ---------  ----------  -------  ----------
  Total reductions                       48,456      15,268 (180,045)    680,530
                                      ---------  ----------  -------  ----------
  Increase (decrease) in net
    assets during the year              214,208     140,062    9,980   3,360,226
  Net assets available for plan
    benefits:
    Beginning of year                   881,029     231,539  291,726  14,065,572
                                      ---------  ----------  -------  ----------
    End of year                       1,095,237     371,601  301,706  17,425,798
                                      =========  ==========  =======  ==========

The accompanying notes are an integral part of this financial statement.

                   INTERNATIONAL BUSINESS MACHINES CORPORATION

                          IBM TAX DEFERRED SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN:

The following description of the International Business Machines Corporation
(IBM) Tax Deferred Savings Plan (the Plan) provides only general information. Participants should refer to the Plan prospectus for a complete description of the Plan's provisions.

General:

The Plan offers all qualifying active regular and part-time employees of IBM and certain of its domestic related companies and partnerships an opportunity to defer up to fifteen percent of their eligible compensation for contribution to any of eleven investment funds, subject to the legal limit allowed by Internal Revenue Service (IRS) regulations. The investment objectives of these funds are described in Note 3. The Plan was established by resolution of IBM's Retirement Plans Committee (the Committee) effective July 1, 1983 and is held in trust for the benefit of its participants.

On December 31, 1998, the Plan included the employees of Micrus, a less than wholly-owned subsidiary of IBM. The Plan provisions for Micrus employees are identical to those of other Plan participants except for an additional profit sharing component which is set annually by Micrus management as a percentage of eligible employees' annual compensation. Micrus employees, who are not covered by the IBM Retirement Plan, are eligible to receive this additional profit sharing component on January 1 following the date on which they attain one year of service with Micrus. Eligible employees must be employed by Micrus on the annual contribution date of December 31 to receive the additional profit sharing component.

The Plan qualifies under Section 401(a) of the Internal Revenue Code of 1986, as amended, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Administration:

The Plan is administered by the Committee which has appointed officials of IBM as plan administrators to assist in administering the Plan. The Committee also has appointed Bankers Trust Company as Trustee to safeguard the assets of the various funds (effective June 4, 1999, Deutsche Bank AG acquired Bankers Trust Company, see Note 8 - Subsequent Events on page 28), and has appointed Bankers Trust and outside investment managers to direct investments in the various funds (for addition information on investment managers by fund see Note 3 - Description of Investment Funds on pages 19 through 23). On October 21, 1997, Bankers Trust Company announced that Metropolitan Life Insurance Company had acquired Bankers Trust's 401(k) recordkeeping, participant services and communications services segments, including its TDSP Service Center Operation in Nashville, Tennessee. Bankers Trust continues to be Trustee and to provide investment management services for the Plan.

Contributions and participants' equity:

IBM contributes to the Plan an additional fifty percent of each participant's elected deferral up to a maximum of six percent of a participant's annual eligible compensation. Eligible compensation includes regular salary, commissions, overtime, shift premium and similar additional compensation payments, recurring payments under any form of variable compensation plan, regular Sickness and Accident Income Plan payments, holiday, and vacation pay.

Participants may choose to have their contributions invested entirely in one of, or in any combination of, the following funds in five percent multiples: Money Market Fund, Large Company Index Fund, Small Company Stock Fund, IBM Stock Fund, Stable Value Fund, International Stock Fund, Total Bond Market Fund, Income Plus Life Strategy Fund, Conservative Life Strategy Fund, Moderate Life Strategy Fund, and Aggressive Life Strategy Fund. These funds and their investment objectives are more fully described in Note 3.

Participants may elect to change their investment selection for future contributions once during any payroll period up to twenty-four times each calendar year. Employees may change their percentage of deferred compensation up to six times in a calendar year. Also, the participant may transfer part or all of existing account balances among funds in the Plan once daily, but will incur a service fee for each transfer in excess of eight in a calendar year. However, participant balances in the Stable Value Fund may not be transferred directly into the Money Market Fund or Total Bond Market Fund, and if transferred into another fund may not subsequently be transferred to the Money Market Fund or Total Bond Market Fund for three months.

The Plan recordkeeper maintains an account in the name of each participant to which each participant's contributions and share of the net earnings, losses and expenses, if any, of the various investment funds are recorded. The earnings on the assets held in each of the funds and all proceeds from the sale of such assets are held and reinvested in the respective funds.

Participants may transfer rollover contributions of pretax dollars from other qualified savings plans or conduit Individual Retirement Accounts (IRAs that exclusively hold a previously taxable distribution from a qualified plan) into their Plan accounts. Rollovers must be made in cash within the time limits specified by the IRS; stock or in-kind rollovers cannot be accepted. These rollovers are limited to active employees on the payroll of IBM (or affiliated companies) who have existing accounts in the Plan. Retirees or employees on leave or bridge leave of absence are not eligible for such rollovers.

The interest of each participant in each of the funds is represented by units/shares credited to the participant's account.

The initial unit value of each fund on the first valuation date was equivalent to $1.00. On each succeeding valuation date, the unit value of each fund is determined by dividing the value of the fund on that date by the number of outstanding units in the fund. In determining the unit value, new contributions that are to be allocated as of the valuation date are excluded from the calculation. The number of additional units to be credited to a participant's account for each fund, due to new contributions, is equal to the amount of the participant's new contributions to the fund divided by the unit value for the applicable fund as determined on the valuation date.

At December 31, 1998 and 1997 the number of participants in the Plan were 207,973 and 203,378, respectively. The number of individuals participating in each of the Plan's funds at December 31, 1998, were:


          Money Market                      54,355
          Large Company Index              149,714
          Small Company Stock              114,677
          IBM Stock                         74,730
          Stable Value                     117,166
          International Stock               56,399
          Total Bond Market                 20,987
          Income Plus Life Strategy          3,144
          Conservative Life Strategy         5,946
          Moderate Life Strategy            44,291
          Aggressive Life Strategy          17,690

Contributions made to the Plan as well as interest, dividends or other earnings of the Plan are not includable in gross income of the participant until withdrawal, at which time all earnings and contributions withdrawn are generally taxed as ordinary income to the participant. Additionally, withdrawals by the participant before attaining age 59 1/2 generally are subject to a penalty tax of 10%.

Consistent with provisions established by the IRS, the Plan's 1998 limit on employee salary deferrals was $10,000. The 1998 maximum annual deferral amount for employees residing in Puerto Rico was limited by local government regulations to the lesser of $8,000 or ten percent of eligible compensation.

Vesting:

Participants in the Plan are at all times fully vested in their account balance, including deferred compensation, matching contributions and earnings thereon.

Distribution:

A participant who has attained age 59 1/2 may request a cash distribution of all or part of the value of the participant's account. The minimum amount of any such distribution shall be the lesser of the participant's account balance or $500. In the event that the participant retires under the IBM Retirement Plan or becomes eligible for benefits under the IBM Long-Term Disability Plan, the participant may elect to receive the balance of his or her account in a number of annual cash installments he or she has specified, over a period not to exceed ten years, or to defer distribution until age 70 1/2.

Withdrawals for financial hardship are permitted provided they are for a severe and immediate financial need and the distribution is necessary to satisfy that need. Employees are required to fully use the Plan loan program, described on page 15, before requesting a hardship withdrawal. Only an employee's deferred compensation is eligible for hardship withdrawal; earnings and IBM matching contribution are not eligible for withdrawal. Employees must submit evidence of hardship to Metropolitan Life, who will determine whether the situation qualifies for a hardship withdrawal. A hardship withdrawal is taxed as regular income to the employee and may be subject to the 10% additional tax on early distributions.

Upon the death of a participant, the value of the participant's account will be distributed to the participant's beneficiary in a lump-sum cash payment. If the participant is married, the beneficiary must be the participant's spouse, unless the participant's spouse has previously given written, notarized consent to designate another person as beneficiary. If the participant marries or remarries, any prior beneficiary designation is cancelled and the spouse automatically becomes the beneficiary. If the participant is single, the beneficiary may be anyone previously designated by the participant under the Plan. In the absence of an effective designation under the Plan at the time of death, the proceeds will normally be paid in the following order: the participant's spouse, the participant's children in equal shares, or to surviving parents equally. If no spouse, child, or parent is living, payments will be made to the executors or administrators of the participant's estate.

Participants may borrow, subject to additional limitations relative to prior loans, up to one-half of the value of the participant's account balance, not to exceed $50,000. Effective January 1, 1998, the minimum amount for new loans was increased to $500 from $50. Participants are limited to two simultaneous outstanding Plan loans. The loan shall bear a fixed rate of interest, set quarterly, for the term of the loan, determined by the plan administrator to be
1.25 percent above the prime rate. Repayment of a loan shall be made through semi-monthly payroll deductions over a term of one to four years.

Participants may prepay the entire remaining loan principal after payments have been made for three full months. Employees on an approved leave of absence may elect to make scheduled loan payments directly to the Plan. Participants may continue to contribute to the Plan while having an outstanding loan, provided that the loan is not in default.

Participants who retire or separate from IBM and have outstanding Plan loans may choose automated loan repayments or coupon payment options to continue monthly loan repayments according to their original amortization schedule.

The number of loans outstanding at December 31, 1998 and 1997 was 47,484 and 48,330, respectively. Interest rates on outstanding loans at December 31, 1998 ranged from 9.00% to 9.75%.

Termination of service:

The value of the participant's account will be distributed to the participant in a lump-sum cash payment as soon as practical following the termination of the participant's employment with IBM for any reason other than retirement, medical disability or death. If the account balance is greater than $5,000 at the time of separation, the participant may elect to defer distribution of the account until age 70 1/2.

Termination of the Plan:

IBM reserves the right to terminate this Plan at any time by action of the Committee. In that event, each participant or beneficiary receiving or entitled to receive payments under the Plan would receive the balance of his or her account at such time and in such manner as the Committee shall determine at its discretion.

In the event of a full or partial termination of the Plan, or upon complete discontinuance of contributions under the Plan, the rights of all affected participants in the value of their accounts would be nonforfeitable.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Valuation of investments:

The fair value of the net assets of the Plan is based on the estimated fair values of the underlying assets and liabilities. Investments in registered investment companies and pooled funds are valued at the net asset values per share as quoted by such companies or funds as of the valuation date. Interest accrued on investments is recorded separately as interest receivable until paid and reinvested.

Investments in fully benefit responsive bank and insurance company investment contracts are stated at contract value which is equal to cost plus reinvested interest. Contracts include synthetic investment contracts, whereby individual assets are placed in a trust with ownership by the Plan and a third party issues a wrapper contract that provides that holders can, and must, execute transactions at contract value. Individual assets of the synthetic contracts are valued at representative market prices. The wrapper is valued as the difference between fair value of the assets and contract value of the investment contract.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures at the date of the financial statements. Actual results could differ from those estimates.

Security transactions and related investment income:

Security transactions are recorded on a trade-date basis. Realized gains and losses on sales of securities are based on average cost at the time of sale. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis.

Administrative expenses and investment management fees:

All administrative costs of the Plan are paid by the Plan. This includes (a) brokerage fees and commissions which are included in the cost of investments and in determining net proceeds on sales of investments, (b) investment management fees which are paid from the assets of the respective funds (excluding the IBM Stock Fund); those fees comprise fixed annual charges and charges based on a percentage of net asset value, and (c) operational expenses required for administration of the Plan consisting of trustee, recordkeeping, participant reports and communications, and service center expenses, which are charged against the fund's assets on a pro rata basis throughout the year.

NOTE 3 - DESCRIPTION OF INVESTMENT FUNDS:

The objectives of the investment funds to which employees may contribute monies are described below:

MONEY MARKET FUND - Preservation of principal, liquidity and a variable rate of income based on current market interest rates.

Investments are made in a diversified portfolio of high-quality money market instruments with average maturity dates not exceeding 91 days from the date of purchase. Twenty percent of the value of the fund may be invested in instruments with maturities not to exceed 182 days. At all times, not less than twenty percent of the assets of the fund must comprise cash, demand obligations and assets that mature on the next business day.

Investments in the Money Market Fund are managed by Bankers Trust Company.

LARGE COMPANY INDEX FUND - Long term growth of capital with a market rate of return from a diversified group of large-capitalization company common stocks.

This fund invests in a broad range of common stocks through Bankers Trust Company's Large Capitalization Equity Index Fund which is designed to produce investment results approximating the price and yield performance of the Standard & Poor's Composite Index of 500 Stocks (S & P 500 Index). The S & P 500 Index comprises 500 selected common stocks, most of which are listed on the New York Stock Exchange. Standard and Poor's, a financial services corporation, chooses the stocks to be included in the index on a statistical basis, by which it seeks to represent a cross-section of industry sectors and companies within each sector.

Dividends paid on common stocks in the portfolio are reinvested in the fund. The value of a participant's assets in this fund will vary as a result of fluctuations in the applicable common stock prices and dividends paid on those stocks.

Investments in the Large Company Index Fund are managed by Bankers Trust
Company.

SMALL COMPANY STOCK FUND - Long term growth of capital from a diversified group of medium- and small-capitalization company common stocks.

This fund invests in a broad range of common stocks to produce investment results approximating the price and yield performance of medium- and small-capitalization company common stocks generally not represented in the S & P 500 Index. Dividends paid on common stocks in the portfolio are reinvested in the fund.

The value of a participant's assets invested in this fund will vary as a result of fluctuations in applicable common stock prices and dividends paid on those stocks.

Investments in the Small Company Stock Fund are managed by State Street Global Advisors, the institutional investment management affiliate of State Street Bank and Trust Company.

IBM STOCK FUND - Direct investment in IBM common stock, with dividends being reinvested in additional shares of IBM common stock.

The IBM Stock Fund permits the participant to have contributions invested in IBM common stock, or to have existing account balances transferred into this fund to be invested in IBM common stock. The return on the participant's investment will be determined by the market price of IBM common stock, the amount of any dividends paid thereon, and the cash balance necessary to maintain liquidity.

Investments in the IBM Stock Fund are managed by Bankers Trust Company.

STABLE VALUE FUND (formerly named Fixed Income Fund- see note 8, Subsequent Events on page 28) - Preservation of principal with a relatively stable and predictable rate of interest.

Investments consist of interest-bearing instruments, including corporate and U.S. government securities, mortgages, bank time deposits, and contracts with insurance companies, banks, and other financial institutions.

The investments in this fund may have fixed rates of interest for fixed periods of time, or may have rates of interest that vary during the contract period based on the contract issuer's investment experience for the assets or pooled assets supporting the contract or on another formula applicable under the contract.

Investment contracts with insurance companies and other financial institutions require the repayment of principal plus interest as determined under the contract. Certain of the investment contracts are held in trusts owned by the Plan, and managed by insurance companies or financial institutions. Such investment contracts provide for return of principal and interest earned, with interest rates being fixed quarterly. The contract value of the investments held in trusts at December 31, 1998 and 1997 was $2,478 million and $2,261 million, respectively, fair value being $2,547 million and $2,291 million, respectively.

The plan administrators select the various contracts and oversee nine external bond managers who are responsible for the individual portfolios within the Stable Value Fund. Investments are with highly rated institutions and money managers, but there is no guarantee of the return of either principal or interest.

TOTAL BOND MARKET FUND - The Total Bond Market Fund seeks investment results that modestly exceed the total return of the Lehman Brothers Aggregate Bond Index, a broad market-weighted index comprised of U.S. Treasury and agency securities, corporate investment-grade bonds and mortgage-backed securities, each with maturities exceeding one year.

Investments in the Total Bond Market Fund are managed by State Street Global Advisors, the institutional investment management affiliate of State Street Bank and Trust Company.

INTERNATIONAL STOCK FUND - Long-term capital growth with a market rate of return from a diversified group of equity holdings in stock markets of Europe, Asia/Pacific, Latin America and Africa.

These Equity market investments are based on the Morgan Stanley Capital International Europe, Australia, and Far East (EAFE) Index and the Morgan Stanley Capital International Emerging Markets Free (EMF) Index. The fund is passively managed, that is, the managers do not actively select investments, but instead follow EAFE and EMF Index characteristics. Dividend income is reinvested in the fund.

The International Stock Fund is designed to broaden and supplement Plan investment options by offering a way to participate in foreign equity markets, while maintaining diversification within and across different asset classes. Foreign equities are subject to price fluctuations including foreign currency exchange fluctuations that affect the dollar value of the fund.

Investments in the International Stock Fund are managed by Bankers Trust
Company.

LIFE STRATEGY FUNDS: The Life Strategy Funds diversify their assets among the following five Plan funds: Large Company Index Fund, Small Company Stock Fund, International Stock Fund, Stable Value Fund, and Total Bond Market Fund. The Life Strategy Funds enable participants to choose from four portfolios of stock, bond and stable value investments, ranging from very conservative to aggressive, to pursue their personal financial goals. The Funds are rebalanced monthly by Bankers Trust Company to the target allocations as the value of the underlying investment funds fluctuate. The Life Strategy Funds are passively managed, that is, the fund managers do not actively select investments, but instead follow investment allocations set by the staff of the IBM Retirement Fund. The underlying funds are managed by Bankers Trust Company and State Street Global Advisors.

The four Life Strategy Funds and their target allocations are as follows:

INCOME PLUS LIFE STRATEGY FUND - Seeks investment returns that modestly and fairly consistently outpace inflation, with a target allocation of twenty percent stocks and eighty percent stable value/bonds.

Investments in this fund are automatically allocated among the following five Plan investment options, while maintaining the target allocations as shown:
Large Company Index Fund - 11%, Small Company Stock Fund - 4%, International Stock Fund - 5%, Stable Value Fund - 75%, and Total Bond Market Fund- 5%.

The Income Plus Life Strategy Fund is managed by Bankers Trust Company.

CONSERVATIVE LIFE STRATEGY FUND - Seeks to moderately outpace inflation over the long term with a fair measure of consistency, and a target allocation of forty percent stocks and sixty percent stable value/bonds.

Investments in this fund are automatically allocated among the following five Plan investment options, while maintaining the target allocations as shown:
Large Company Index Fund - 23%, Small Company Stock Fund - 7%, International Stock Fund - 10%, Stable Value Fund - 50%, and Total Bond Market Fund - 10%.

The Conservative Life Strategy Fund is managed by Bankers Trust Company.

MODERATE LIFE STRATEGY FUND - Seeks to provide relatively high returns at a moderate risk level, with a target allocation of sixty percent stocks and forty percent stable value/bonds.

Investments in this fund are automatically allocated among the following five Plan investment options, while maintaining the target allocations as shown:
Large Company Index Fund - 34%, Small Company Stock Fund - 11%, International Stock Fund - 15%, Stable Value Fund - 25%, and Total Bond Market Fund - 15%.

The Moderate Life Strategy Fund is managed by Bankers Trust Company.

AGGRESSIVE LIFE STRATEGY FUND - Seeks to provide high returns over longer time periods with a target allocation of eighty percent stocks and twenty percent stable value/bonds.

Investments in this fund are automatically allocated among the following four Plan investment options, while maintaining the target allocations as shown:
Large Company Index Fund - 45%, Small Company Stock Fund - 15%, International Stock Fund - 20%, and Total Bond Market Fund - 20%.

The Aggressive Life Strategy Fund is managed by Bankers Trust Company.

NOTE 4 - PLAN TRANSFERS:

The transfers below represent participant account balances attributable to employees transferred to IBM as a result of IBM acquisitions or outsourcing agreements:

On December 22, 1998, 156 employees of Bank One Corporation were transferred to IBM Global Services (IGS) as a result of an outsourcing agreement between IGS and Bank One Corporation. Accordingly, there were net transfers of cash and securities of $5,965,670 during 1998 between the Plan and a similar savings plan established by Bank One Corporation.

During 1998, twenty-five employees of Commonwealth Energy System were transferred to IGS as a result of an outsourcing agreement between IGS and Commonwealth Energy System. Accordingly, there were net transfers of cash and securities of $2,231,030 during 1998 between the Plan and a similar savings plan established by Commonwealth Energy System.

On April 1, 1998, IBM acquired Chem Systems Group, Inc. As a result of this transaction, there were net transfers of cash and securities of $6,860,204 during 1998, representing eighty-five participant account balances, between the Plan and a similar savings plan established by Chem Systems Group, Inc.

On January 27, 1998, IBM acquired Software Artistry, Inc. As a result of this transaction, there were net transfers of cash and securities of $3,416,033 during 1998, representing 245 participant account balances, between the Plan and a similar savings plan established by Software Artistry, Inc.

On December 9, 1997, IBM acquired Unison Software, Inc. As a result of this transaction, there were net transfers of cash and securities of $1,561,035 during 1998, representing eighty-one particpant account balances, between the Plan and a similar savings plan established by Unison Software, Inc.

On April 15, 1996, IBM acquired all outstanding shares of Taligent, Inc. As a result of this transaction, there were net transfers of cash and securities of $7,767,565 during 1998, representing 112 participant account balances, between the Plan and a similar savings plan established by Taligent, Inc.

Additionally, during 1998 there were net transfers into the Plan of cash and securities of $952,934, representing thirty-one participant account balances, resulting from various other IBM acquisitions and outsourcing agreements.

NOTE 5 - TAX STATUS:

The Trust established under the Plan is qualified under the appropriate section of the Internal Revenue Code and intends to continue as a qualified trust. The Plan received a favorable determination letter from the IRS on June 14, 1993. The Plan has been amended since receiving the determination letter. The Plan administrator continues to believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, a provision for federal income taxes has not been made.

NOTE 6 - TDSP INVESTMENT VALUATIONS:

The following schedules summarize the fair value of investments, and the related net unrealized and realized gain/loss on investments by type of investment (dollars in thousands):

                                                Fair value determined by
                                        ------------------------------------
                                             Quoted
                                             market   Estimates
                                             prices  of Trustee        Total
                                        -----------  ----------  -----------
December 31, 1998:

Interest in equity-oriented
 pooled funds                           $ 9,893,650              $ 9,893,650

Interest in short-term investment-
 oriented pooled funds                      721,074                  721,074

Investment contracts                                 $4,004,246    4,004,246

Interest in bond market-oriented
 pooled funds                               485,806                  485,806

IBM common stock                          2,026,038                2,026,038
                                        -----------  ----------  -----------
     Total                              $13,126,568  $4,004,246  $17,130,814
                                        ===========  ==========  ===========

December 31, 1997:

Interest in equity-oriented
 pooled funds                           $ 8,187,078              $ 8,187,078

Interest in short-term investment-
 oriented pooled funds                      473,795                  473,795

Investment contracts                                 $3,613,269    3,613,269

Interest in bond market-oriented
 pooled funds                               289,202                  289,202

IBM common stock                          1,210,202                1,210,202
                                        -----------  ----------  -----------
     Total                              $10,160,277  $3,613,269  $13,773,546
                                        ===========  ==========  ===========

Net Unrealized and Realized Gain (Loss) on investments (dollars in thousands):

                                      For the year ended
                                       December 31, 1998
                                      ------------------
Investments at fair value
 determined by quoted market
 price:

  Interest in pooled funds                  $1,754,507

  IBM common stock                             846,159
                                            ----------
     Total                                  $2,600,666
                                            ==========

NOTE 7 - RELATED PARTY TRANSACTIONS:

At December 31, 1998 and 1997, a majority of the Plan's assets were invested in Bankers Trust Company Funds. Bankers Trust Company also acts as the trustee for the Plan and therefore, these transactions qualify as party-in-interest. Additionally, The Plan held $186,534,495 and $116,520,897 in investment contracts with Metropolitan Life Insurance Company, the Plan recordkeeper, at December 31, 1998 and December 31, 1997, respectively.

On April 27, 1999, IBM stockholders approved amendments to the Certificate of Incorporation reducing the par value of common shares from $.50 per share to $.20 per share, and granting common stockholders of record at the close of business on May 10, 1997 one additional share for each share held.
At December 31, 1998, the Plan held 21,977,364 shares of IBM common stock valued at $2,026,038,244. At December 31, 1997, the Plan held 23,134,078 shares of IBM common stock valued at $1,210,201,455. The number of shares have been adjust to reflect the two-for-one stock split.

NOTE 8 - SUBSEQUENT EVENTS:

Effective June 4, 1999, Deutsche Bank AG acquired all outstanding shares of Bankers Trust Company, including Bankers Trust Global Asset Management Services (the Plan Trustee) and Bankers Trust Global Investment Management Services which manages the Plan's Money Market, Large Company Index, IBM Stock, International Stock, and Life Strategy Funds.

Effective February 1, 1999, the Plan changed the name of the Fixed Income Fund to the Stable Value Fund. The holdings and investment objectives of the fund remain unchanged. The name change was made because within the investment industry, the term "fixed income" typically refers to bonds, government or mortgage-backed securities which rise and fall in value as interest rates change. By contrast, the Stable Value Fund is more likely to grow by a positive rate of return each day, regardless of the direction of interest rates.

NOTE 9 - SCHEDULE OF UNIT/SHARE VALUES AND PARTICIPANT UNITS/SHARES (FUND UNITS IN THOUSANDS):

The following is a schedule of the TDSP individual fund unit/share values and participant units/shares as calculated by the Trustee based on each daily valuation date:

Month in 1998: January  February    March     April      May       June     July      August September   October  November  December
               -------  --------   -------   -------   -------   -------   -------   ------- ---------   -------  --------  --------
Money Market:
 Unit Value      $2.94     $2.95     $2.96     $2.98     $2.99     $3.00     $3.02     $3.03     $3.05     $3.06     $3.07     $3.09
 Units         134,223   133,969   138,599   143,213   141,748   139,242   141,341   148,313   153,182   160,047   153,435   155,193

Large Company:
 Unit Value     $14.17    $15.19    $15.96    $16.12    $15.84    $16.48    $16.31    $13.96    $14.86    $16.07    $17.04    $18.02
 Units         336,919   338,953   342,938   344,786   346,383   346,405   350,062   344,797   343,557   339,047   340,667   338,176

Small Company:
 Unit Value      $3.09     $3.33     $3.48     $3.52     $3.34     $3.39     $3.19     $2.59     $2.80     $2.97     $3.13     $3.42
 Units         700,536   697,728   703,603   706,912   706,143   702,373   687,686   665,609   659,581   651,504   651,726   642,885

IBM Stock:
 Unit Value      $2.14     $2.26     $2.25     $2.51     $2.55     $2.49     $2.87     $2.45     $2.79     $3.21     $3.57     $3.98
  Units        547,566   523,242   501,010   449,066   456,770   495,184   467,830   487,736   489,228   475,730   502,995   516,658

Stable Value*:
 Unit Value      $2.74     $2.75     $2.76     $2.78     $2.79     $2.81     $2.82     $2.84     $2.85     $2.87     $2.88     $2.89
 Units       1,235,417 1,234,923 1,241,749 1,252,998 1,234,049 1,216,017 1,233,634 1,270,427 1,287,301 1,336,230 1,296,839 1,301,798

International Stock:
 Unit Value      $1.52     $1.62     $1.67     $1.69     $1.66     $1.66     $1.68     $1.44     $1.41     $1.56     $1.65     $1.70
 Units         320,482   318,625   324,286   326,770   329,772   330,210   329,975   324,324   321,809   318,248   320,379   318,522

Total Bond Market:
 Unit Value      $1.17     $1.17     $1.18     $1.19     $1.20     $1.21     $1.21     $1.23     $1.26     $1.25     $1.25     $1.26
 Units          94,038   103,826   110,805   115,757   116,254   119,689   125,006   142,774   160,929   180,054   172,208   177,083

Income Plus Life Strategy:
 Unit Value      $1.16     $1.18     $1.20     $1.20     $1.20     $1.21     $1.22     $1.19     $1.20     $1.23     $1.24     $1.26
 Units          41,423    49,048    54,017    58,798    59,288    58,994    62,276    66,501    66,385    66,713    65,284    65,411

Conservative Life Strategy:
 Unit Value      $1.23     $1.26     $1.29     $1.30     $1.29     $1.31     $1.31     $1.23     $1.26     $1.30     $1.34     $1.37
 Units         116,344   127,568   136,616   143,185   148,540   149,547   153,914   154,380   153,080   153,334   155,529   155,752

Moderate Life Strategy:
 Unit Value      $1.80     $1.88     $1.93     $1.95     $1.93     $1.96     $1.95     $1.78     $1.84     $1.93     $2.00     $2.07
 Units         500,718   512,375   524,629   533,555   540,647   541,575   545,254   536,240   530,473   524,341   529,181   528,935

Aggressive Life Strategy:
 Unit Value      $1.36     $1.44     $1.49     $1.50     $1.48     $1.51     $1.49     $1.32     $1.37     $1.46     $1.53     $1.60
 Units         180,095   190,434   202,054   214,357   227,249   227,401   235,746   231,804   230,139   227,934   230,830   232,015

* Formerly Fixed Income Fund, renamed Stable Value Fund effective February 1, 1999.

NOTE 9 (CONTINUED) - SCHEDULE OF UNIT/SHARE VALUES AND PARTICIPANT UNITS/SHARES (FUND UNITS IN THOUSANDS):

The following is a schedule of the TDSP individual fund unit/share values and participant units/shares as calculated by the Trustee based on each daily valuation date:

Month in 1997: January  February    March     April      May       June     July      August September   October  November  December
               -------  --------   -------   -------   -------   -------   -------   ------- ---------   -------  --------  --------
Money Market:
 Unit Value      $2.78     $2.79     $2.80     $2.82     $2.83     $2.84     $2.86     $2.87     $2.88     $2.90     $2.91     $2.92
 Units         128,241   129,642   133,027   137,469   136,412   136,630   132,222   133,803   133,541   134,716   135,093   133,373

Large Company:
 Unit Value     $11.17    $11.25    $10.79    $11.44    $12.14    $12.68    $13.69    $12.92    $13.63    $13.17    $13.77    $14.01
 Units         324,791   327,486   329,300   330,097   333,420   335,433   338,948   338,184   337,318   335,064   336,386   336,856

Small Company:
 Unit Value      $2.58     $2.53     $2.39     $2.42     $2.65     $2.76     $2.96     $2.98     $3.17     $3.05     $3.07     $3.16
 Units         660,030   662,203   666,087   654,299   655,310   659,666   664,369   668,817   690,825   699,419   703,267   700,767

IBM Stock:
 Unit Value      $1.69     $1.55     $1.49     $1.73     $1.87     $1.95     $2.28     $2.19     $2.29     $2.13     $2.37     $2.26
  Units        511,038   508,618   517,280   517,942   516,136   505,095   513,135   517,023   509,428   534,582   511,119   541,035

Stable Value *:
 Unit Value      $2.57     $2.58     $2.60     $2.61     $2.62     $2.64     $2.65     $2.66     $2.68     $2.69     $2.71     $2.72
 Units       1,305,765 1,298,940 1,319,031 1,334,783 1,325,729 1,321,434 1,279,602 1,273,996 1,264,269 1,247,258 1,256,282 1,235,924

International Stock:
 Unit Value      $1.42     $1.44     $1.45     $1.46     $1.55     $1.64     $1.67     $1.54     $1.62     $1.48     $1.46     $1.47
 Units         324,070   321,711   328,285   330,365   335,042   339,482   349,161   349,656   349,000   334,709   330,348   323,776

Total Bond Market:
 Unit Value      $1.06     $1.07     $1.05     $1.07     $1.08     $1.09     $1.12     $1.11     $1.13     $1.14     $1.15     $1.16
 Units          40,392    42,441    45,040    46,524    47,050    48,842    52,570    55,714    57,908    69,029    77,020    81,812

Income Plus Life Strategy:
 Unit Value      $1.06     $1.06     $1.06     $1.07     $1.09     $1.11     $1.13     $1.12     $1.14     $1.13     $1.14     $1.15
 Units          22,536    24,789    26,001    26,698    27,078    28,149    29,316    33,069    33,426    35,299    35,949    37,370

Conservative Life Strategy:
 Unit Value      $1.09     $1.09     $1.08     $1.10     $1.14     $1.16     $1.20     $1.17     $1.21     $1.19     $1.20     $1.22
 Units          75,908    80,456    83,699    84,197    85,676    87,508    92,509    97,689    98,950   103,124   106,702   109,622

Moderate Life Strategy:
 Unit Value      $1.56     $1.56     $1.53     $1.57     $1.64     $1.69     $1.77     $1.71     $1.78     $1.73     $1.76     $1.78
 Units         429,982   438,188   442,681   444,508   450,302   456,467   472,144   480,185   482,438   485,359   491,189   493,730

Aggressive Life Strategy:
 Unit Value      $1.15     $1.15     $1.12     $1.16     $1.22     $1.27     $1.34     $1.29     $1.35     $1.30     $1.32     $1.35
 Units          94,236   100,967   103,824   105,541   111,528   117,355   132,825   139,024   144,594   157,910   164,216   172,048

* Formerly Fixed Income Fund, renamed Stable Value Fund effective February 1, 1999.

                                                                    SCHEDULE I

                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                          IBM TAX DEFERRED SAVINGS PLAN
       ITEM 27a - ASSETS HELD FOR INVESTMENT PURPOSES AT DECEMBER 31, 1998

                                             Total                          Current
                                        Shares/Units or      Cost            Value
                                        Maturity Value   (In Thousands)  (In Thousands)
                                        --------------   --------------  --------------

Interest in Bankers Trust Company and
 State Street Global Advisors Pooled
 Funds:

  Discretionary Cash Funds              721,074,324       $   721,074     $   721,074
                                                          ===========     ===========
  Equity Index Funds                    610,319,803       $ 5,265,798     $ 9,893,650
                                                          ===========     ===========
  Bond Index Fund                        38,550,085       $   436,740     $   485,806
                                                          ===========     ===========
Common Stock:

  IBM Common Stock                       21,977,364*       $  960,659      $2,026,038
                                                           ==========      ==========

Loans to Participants:
                                                           $     -         $  301,706
                                                           ==========      ==========

Investment Contracts:
                                             Total          Contract
                         Maturity       Shares/Units or      Value
                Rate       Date         Maturity Value   (In Thousands)
                -----    --------       --------------   --------------

CDC Bric
BR 130-02       7.42%    10/1/1999       76,259,375          $ 76,259

CIGNA
#25181          7.73%    9/30/1999       27,007,543            27,008

CIGNA
#25193          6.60%    9/30/1999       60,974,407            60,974

                                             Total          Contract
                         Maturity       Shares/Units or      Value
                Rate       Date         Maturity Value   (In Thousands)
                -----    --------       --------------   --------------

Citibank
#178360         6.75%     1/2/1999       19,287,247          $ 19,287

Citibank
#178364         6.51%     7/1/1999       78,649,842            78,650

CNA Insurance
GP 13078-006    8.05%     4/1/1999       10,802,708            10,803

CNA Insurance
GP 13078-016    5.79%     7/1/1999       37,505,783            37,506

CNA Insurance
GP 13078-026    6.64%    10/1/2000       26,240,719            26,241

Connecticut General Life
# 0025183       8.29%   12/29/1999       40,008,729            40,009

Hartford Life
# GA-10254      8.08%    3/31/1999       12,500,000            12,500

Jackson National Insurance Co.
G-1128-1        6.75%    10/1/2000      113,662,051           113,662

John Hancock Life Insurance Co.
GAC #8663       6.85%     1/2/2002      132,189,241           132,189

John Hancock Life Insurance Co.
GAC #14406      6.38%    6/30/2009      126,063,530           126,063

Metropolitan Life Insurance Co.
GAC #24650      6.75%    10/1/2001       50,839,115            50,839

Metropolitan Life Insurance Co.
GAC #24976      5.20%     1/2/2001       20,389,489            20,389

Metropolitan Life Insurance Co.
GAC #24977      5.27%     1/2/2002      101,302,925           101,303

Metropolitan Life Insurance Co.
GAC #13993      8.04%     4/1/1999       14,002,966            14,003

New York Life Insurance Company
GA-30898        5.26%     1/2/2002      202,600,999           202,601

New York Life Insurance Company
GA-06554-003    7.13%     7/1/1999       63,223,151            63,223

                                             Total          Contract
                         Maturity       Shares/Units or      Value
                Rate       Date         Maturity Value   (In Thousands)
                -----    --------       --------------   --------------

New York Life Insurance Company
GA-30721        6.88%     1/1/2003       56,907,551          $ 56,908

Principal Mutual
#4-23271-1      6.53%    6/30/2000       62,939,682            62,940

Principal Mutual
#4-23271-2      7.26%     7/1/2001       61,081,070            61,081

Principal Mutual
#4-23271-3      6.61%    10/1/2001      137,195,660           137,196

Prudential Asset Management Co.
GA-7406-212     6.49%    6/30/1999       55,045,428            55,045

State Street Global Advisors
Wrapper         5.42%  Non-Maturing   2,322,863,573         2,322,864

Sun America
#4785           6.35%     4/1/2003       94,703,284            94,703
                                                           ----------

                                                           $4,004,246
                                                           ==========

* Adjusted to reflect a two-for-one stock split effective May 10, 1999.

                                                                     SCHEDULE II

                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                          IBM TAX DEFERRED SAVINGS PLAN
                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS*
                                DECEMBER 31, 1998
                             (Dollars in Thousands)

                                               Cost of       Proceeds   Cost of Assets   Realized
                                  Volume      Purchases     from Sale      Disposed        Gain
                                  ------     ----------    ----------   --------------  ----------
Bankers Trust Discretionary
Cash Fund
   - Acquisition Transactions        246     $  814,212          -              -             -
   - Disposal Transactions           270           -       $  729,980     $  729,980          -

Bankers Trust Directed Account
Cash Fund
   - Acquisition Transactions        463     $1,458,151          -              -             -
   - Disposal Transactions           502           -       $1,428,548     $1,428,548          -

International Business Machines
Corporation Common Stock
   - Acquisition Transactions        111     $  625,036          -              -             -
   - Disposal Transactions           106           -       $  648,650     $  382,923     $ 265,727

Bankers Trust Large
Capitalization Equity Index Fund
   - Acquisition Transactions        121     $  566,562          -              -             -
   - Disposal Transactions           132           -       $  509,770     $  260,558     $ 249,212

State Street Russell Short Term
Investment Fund
   - Acquisition Transactions        226     $1,713,989          -              -             -
   - Disposal Transactions           103           -       $1,579,081     $1,579,081          -

State Street Global Wrapper
Book Valve Facility
   - Acquisition Transactions         22     $2,333,581          -              -             -
   - Disposal Transactions            30           -       $   10,718     $   10,718          -

* NOTE: Cumulative transactions involving an amount in excess of 5 percent of the value of plan assets at the beginning of the plan year.